FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 23 October 2004 – 26 October 2004

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Media Release

1.1     Mobile market already highly competitive

18 October 2004

MEDIA RELEASE

Mobile market already highly competitive

There is no need for the Commerce Commission to extend its scope into the highly competitive mobile market, Telecom believes.

“Customers are getting the benefit of world-leading services because companies are competing vigorously for a share of the market,” Telecom General Manager Government & Industry Relations Bruce Parkes said today.

“The test of any regulation is whether it leaves customers better off in the long run.

“No one would be better of if, because of heavy-handed regulation, mobile companies could not continue to invest aggressively in New Zealand. Mobile companies need to be able to earn revenue to fund new investments such as third generation mobile services.

“Innovations like that are coming on stream all the time and we want to ensure we give our customers access to the very best.

“It would be a pity if short-sighted regulation meant companies had to scale back their investment in New Zealand.

“The Commission is only looking at one aspect of mobile costing, the termination rate, to come up with conclusions that don’t stand up to scrutiny.

“Mobile prices have been consistently coming down for customers over recent years. In our recent Any time plans, Telecom cut the cost of calls from home to mobile phones from 71 cents to as low as 39 cents a minute.

“That’s because of factors such as competition and changing technology, not regulation,” Mr Parkes said.

ENDS

For media inquiries, please contact:

John Goulter

Public Affairs & Government Relations Manager

04 498 9869

027 232 4303

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated:	26 October 2004